Exhibit 12.1

WPS Resources Corporation
Ratio of Earnings to Fixed Charges

						2003	2002
(Millions)	2002	2001	2000	1999	1998	6 Months	6 Months
EARNINGS
Income available to common shareholders	$ 109.4	$ 77.6	$ 67.0	$ 59.6	$ 46.6	$ 35.7	$ 49.8
Federal and state income taxes	24.8	4.8	6.0	29.7	23.4	1.9	9.2

Net pretax income	134.2	82.4	73.0	89.3	70.0	37.6	59.0

Fixed charges	69.3	68.1	63.6	45.8	36.3	36.3	33.8

Subtract preferred dividend requirement	4.8	4.5	4.6	4.7	4.6	2.6	2.6

Subtract cumulative effect of change in accounting principle	-	-	-	-	-	3.2	-

Total earnings as defined	$ 198.7	$ 146.0	$ 132.0	$ 130.4	$ 101.7	$ 68.1	$ 90.2

FIXED CHARGES
Interest on long-term debt, including related amortization	$ 49.1	$ 45.6	$ 41.7	$ 27.2	$ 24.0	$ 27.7	$ 24.6
Other interest	10.2	12.2	11.9	8.5	4.8	2.4	4.0
Distributions - preferred securities of subsidiary trust	3.5	3.5	3.5	3.5	1.5	1.8	1.8
Interest factor applicable to rentals	1.7	2.3	1.9	1.9	1.4	1.8	0.8
Preferred dividends (grossed up) (see below)	$ 4.8	$ 4.5	$ 4.6	$ 4.7	$ 4.6	$ 2.6	$ 2.6

Total fixed charges	$ 69.3	$ 68.1	$ 63.6	$ 45.8	$ 36.3	$ 36.3	$ 33.8

Ratio of earnings to fixed charges	2.9	2.1	2.1	2.8	2.8	1.9	2.7

PREFERRED DIVIDEND CALCULATION:

Preferred dividends	$ 3.1	$ 3.1	$ 3.1	$ 3.1	$ 3.1	$ 1.6	$ 1.6

Tax rate *	35.6%	31.7%	32.0%	33.8%	33.1%	38.4%	37.3%

Preferred dividends (grossed up)	$ 4.8	$ 4.5	$ 4.6	$ 4.7	$ 4.6	$ 2.6	$ 2.6

* The tax rate has been adjusted to exclude the impact of tax credits.